EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Years Ended December 29, 2012, December 31, 2011, December 25, 2010,
December 26, 2009 and December 27, 2008
(in millions except ratio amounts)

	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$8,304	$8,834	$8,232	$8,079	$7,045
Unconsolidated affiliates’ interests, net	(34)	(30)	72	(301)	(189)
Amortization of capitalized interest	2	3	3	4	4
Interest expense(a)	899	856	903	397	329
Interest portion of rent expense(b)	194	196	175	137	119

Earnings available for fixed charges	$9,365	$9,859	$9,385	$8,316	$7,308

Fixed Charges:
Interest expense(a)	$899	$856	$903	$397	$329
Capitalized interest	5	10	6	3	14
Interest portion of rent expense(b)	194	196	175	137	119

Total fixed charges	$1,098	$1,062	$1,084	$537	$462

Ratio of Earnings to Fixed Charges(c)	8.53	9.29	8.65	15.48	15.82

(a) Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b) One-third of net rent expense is the portion deemed representative of the interest factor.
(c) Based on unrounded amounts.